Exhibit 1.01

Amerityre Corporation
Conflict Minerals Disclosure and Report
For the Year ended December 31, 2015

Amerityre Corporation (the “Company”) is a manufacturer of polyurethane foam and elastomer flat free tires for a variety of applications and industries.  The Company supports the goals and objectives of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and the related rules and regulations issued by the U.S. Securities and Exchange Commission (the “SEC”), which aim to prevent the use of certain “conflict minerals” that directly or indirectly finance or benefit armed groups in The Democratic Republic of the Congo or adjoining countries (as defined in the Dodd-Frank Act) (the “Covered Countries”). “Conflict Minerals” include: columbite-tantalite (coltan), cassiterite, gold, wolframite and their derivatives, which are limited to tantalum, tin and tungsten, unless the Secretary of State determines that additional derivatives are financing conflict in the Covered Countries.

The Company has reviewed its products to ascertain whether they contain Conflict Minerals and has determined that tin is contained in, and is necessary to the functionality or production of certain polyurethane foam and polyurethane elastomer products that were manufactured by the Company from January 1, 2015 to December 31, 2015 (the “Covered Products”). As a result of such determination, the Company conducted in good faith a reasonable country of origin inquiry pursuant to the requirements of Section 1502 of the Dodd-Frank Act and the related rules and regulations issued by the SEC, and based on such reasonable country of origin inquiry, the Company has no reason to believe that any tin contained in the Covered Products originated in the Covered Countries.
The Company does not have any direct relationships with any tin smelter or refinery in its supply chain. The Company does not prepare the chemical mixtures that contain tin or dictate the mixtures’ compositions to its suppliers. As a downstream purchaser of the mixtures that contain tin, our due diligence measures can provide only reasonable, not absolute, assurance regarding the presence, source and chain of custody of Conflict Minerals. The Company’s due diligence processes are based on the necessity of seeking data from our direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the applicable Conflict Minerals.
The Company’s primary means of determining the country of origin of tin contained in Covered Products was by conducting a supply-chain survey of all of its direct suppliers of products containing tin (the “Covered Suppliers”). The Company received a response from all of the Covered Suppliers containing either a completed EICC/GeSI Conflict Minerals Reporting Template or other representations acceptable to the Company with respect to Conflict Minerals contained in the Covered Products. In each Covered Supplier’s response, such Covered Supplier represented that any Conflict Mineral included in any product supplied to the Company by such Covered Supplier did not originate in the Covered Countries.
The Company plans to maintain its oversight of its direct suppliers and require similar documentation going forward. We intend to make every effort to promote the supply chain integrity that the Company’s customers demand, while seeking only to source materials that are produced from non-conflict countries and regions.
In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, the Company has filed this Specialized Disclosure Form (Form SD) with the SEC, and the Disclosure and Report exhibit is posted to the Company’s website at http://www.amerityre,com.